                                                                    EXHIBIT 12.1

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth the ratio of our earnings to fixed charges for the periods indicated.



                                                  FISCAL YEAR ENDED MARCH 31,                       PRO FORMA
                               1996           1997           1998            1999           2000       2000
                          -------------   -----------   -------------   -------------  ----------   ------------
                                                                                                    (UNAUDITED)
                                                    (IN THOUSANDS, EXCEPT RATIO DATA)


Pre-tax income........      $       859   $       224   $     (1,823)   $       2,258  $  (2,539)   $      9,221
Plus: fixed charges...            4,780         8,084          12,156          12,903      17,950         29,392
                            -----------   -----------   -------------   -------------  ----------   ------------
Earnings available
 for fixed charges ...      $     5,639   $     8,308   $      10,333   $      15,161  $   15,411   $     38,613
                            ===========   ===========   =============   =============  ==========   ============
Interest..............      $     4,429   $     7,427   $      11,027   $      11,806  $   16,331   $     25,716
1/3 Rent..............              351           656           1,129           1,097       1,618   $      3,676
                            -----------   -----------   -------------   -------------  -----------  ------------
Fixed charges.........      $     4,780   $     8,084   $      12,156   $      12,903  $   17,950   $     29,392
                            ===========   ===========   =============   =============  ==========   ============
Ratio.................            1.18x         1.03x          0.85x            1.17x       0.86x          1.31x
                            ===========   ===========          =====    =============  ==========          =====

         The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (income or loss from continuing operations before interest expense and income taxes plus fixed charges) by fixed charges. Fixed charges consists of interest expense (including amortization of deferred financing costs) and an estimate of the portion of rental expense that is representative of the interest factor (currently deemed to be one-third of all rental expense).

         As a result of losses incurred in 1998 and 2000, fixed charges exceeded earnings available for fixed charges in those periods by $1.8 million and $2.5 million, respectively. The selected unaudited pro forma financial data presents annual results for the year ended March 31, 2000, giving effect to the acquisition of Steichen and Kinnard and the receipt of the net proceeds from the sale of the Convertible Notes as if they had occurred on April 1, 1999. The "Pro Forma" column assumes that the underwriter's over allotment option is not exercised.